June 7, 2006

VIA FACSIMILE (202) 772-9209 AND EDGAR

Mr. Steven Jacobs

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC  20549

Re:                               Fog Cutter Capital Group Inc., Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-23911)

Dear Mr. Jacobs:

This letter sets forth the response of Fog Cutter Capital Group Inc., a Maryland corporation (the “Company”), to the comments set forth in the Staff’s letter dated May 25, 2006 in connection with the Company’s annual report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2006 (the “Form 10-K”). For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Form 10K for the year ended December 31, 2005 and the quarter ended March 31, 2006

Comment No. 1

We note your response to our prior comment number 1. In future filings, please include your accounting policy for recording minority interest to include the information provided to us in your response.

Response No. 1

In future filings, the description of our accounting policy will include our policy regarding the recording of minority interests.

Comment No. 2

We note your response to our prior comment number 2. Based on your response, it appears that you should have recorded these properties as Held for Sale on your Consolidated Balance Sheets, regardless of whether the purchase and sale of properties are part of your normal real estate operations. Please confirm to us that in future filings you will record the sales of properties as Held for Sale on your Consolidated Balance Sheets.

Response No. 2

In future filings the Company will record properties that are being held for sale as “Held for Sale” on its Consolidated Balance Sheets.

Comment No. 3

We note your response to our prior comment number 3. Please confirm that you will include Schedule III in future filings.

Response No. 3

The Company will include Schedule III in its future filings.

Comment No. 4

We note your response to our prior comment number 5 and do not understand why you would not be required to apply Rule 5-03 of Regulation S-X. Therefore, please revise the presentation of your statements of operations to comply with Rule 5-03 of Regulation S-X in future filings. In doing so, please reclassify gains on sales of investment property and interest earned on non-operating assets, such as cash and loans to executive officers, as non-operating income. Again, please note the presentation of results on an operating segment basis should be limited to your SFAS 131 disclosure in the notes to the financial statements.

Response No. 4

The Company will revise the presentation of its statements of operations to comply with Rule 5-03 in future filings, reclassifying gains on sales of investment property and interest earned on non-operating assets as non-operating income.  We confirm that the presentation of results on an operating segment basis should be limited to the SFAS 131 disclosure in the notes to the financial statements.

Please direct all orders and notices issued in response to this letter to the undersigned. If you have any questions, please contact the undersigned at (503) 553-7364.

Respectfully submitted,

/s/ R. Scott Stevenson

R. Scott Stevenson

Chief Financial Officer

cc:                     James M. Waddington, Orrick, Herrington & Sutcliffe LLP
Michael Hilton, UHY LLP